PEPPER HAMILTON LLP
Hamilton Square
600 Fourteenth St., N.W.
Washington, D.C. 20005

September 11, 2007
Via EDGAR and Overnight Courier
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Russell Mancuso Branch Chief

Re:	TopSpin Medical, Inc.: Registration Statement on Form SB-2 (File No. 333-144472)
Dear Mr. Mancuso:
     On behalf of TopSpin Medical, Inc. (the “Company”), in connection with the above-referenced registration statement on Form SB-2 (File No. 333-144472) (the “Registration Statement”), we are hereby responding to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 10, 2007 (the “Comment Letter”). For convenience of reference, each of your comments is reproduced below, prior to the related Company response.
Fee Table
     1. Please expand your response to prior comment 1 to clarify how you will ensure that all purchasers of warrants from a selling security holder in this registered offering will be eligible to participate in an unregistered offering pursuant to Section 4(2) in connection with the purchase from you of common shares upon exercise of the warrants. Otherwise please revise to clarify that you may use the registration statement in connection with your offer and sale of shares issuable upon exercise of the warrants by investors who purchase the warrants from the selling security holders in this registered offering.
     Company Response: We have revised footnote 6 to the fee table to add that we may use the Registration Statement in connection with the offer and sale of shares of our

TopSpin Medical, Inc.
September 11, 2007

Common Stock issuable upon exercise of the Series 2 Warrants by persons who purchase Series 2 Warrants from the selling security holders under the Registration Statement.
Notices regarding the Series A Warrants and Convertible Bonds. page 12
     2. Please refer to prior comment 2. Please confirm to us whether the phrase “unless otherwise herein expressly provided” in section 10.06 of exhibit 4.2 means that the specific terms of section 7(d) in exhibit 4.1 override your general obligation to send notices in English if the events mentioned in section 7(d) occur.
     Company Response: The phrase “unless otherwise herein expressly provided” in section 10.06 of the Indenture does not mean that the specific terms of section 7(d) of the Convertible Bond certificate override our general obligation to send notices in English if the events mentioned in section 7(d) of the Convertible Bond certificate were to occur. In our view, the word “herein” in the phrase “unless otherwise herein expressly provided” refers only to the Indenture, and thus, the phrase “unless otherwise herein expressly provided” is limited to language expressed within the four corners of the Indenture. The foregoing notwithstanding, with a U.S. company serving as the institutional trustee, the Company always expected to send notices in English.
Selling Security Holders, page 96
     3. We note your response to prior comment 7. With a view toward disclosure, please provide us your analysis of the materiality of the risk that the Commission or a private plaintiff might disagree with your conclusions regarding whether the offering is appropriately made under Rule 415, including an analysis of the magnitude of your potential liability. In this regard, we remind you of the acknowledgements that you made in your acceleration request and that you should make in your updated acceleration request.
     Company Response: We believe the risk that the Commission or a private plaintiff might disagree with our conclusions regarding whether the offering is appropriately made under Rule 415 to be zero to nil. Even a cursory review of the facts in the record will reflect that none of the selling security holders, but particularly the two at issue, planned to act as underwriters or as conduits for the Company to conduct an indirect public distribution or an at the market offering for cash. Indeed, as the Staff is aware, none of the selling security holders nor the Company ever contemplated any contact with the registration requirements of U.S. law, or its distinction of primary versus secondary registration statements.
     The question of whether an offering styled a secondary one is really on behalf of the issuer is a highly factual one. In this regard, the securities which are the subject of this secondary registration were sold in an offshore transaction by the Company and have been outstanding under Israeli law for almost 10 months. During this time, the holders have been subject to market risk. The securities were sold in an arms-length transaction to Israeli

TopSpin Medical, Inc.
September 11, 2007

purchasers who are not permitted to engage in distributions of securities or otherwise perform underwriting functions under Israeli law. While some of the purchasers also participated in the Company’s initial public offering in Israel two years earlier or are in the securities business, none of the purchasers had more than business relationships with the Company at the time of the initial sale of the securities. The offering was begun as a routine debt transaction under Israeli law but was compelled to change due to the requirements of different international regulators. Under all the circumstances, it does not appear that the two selling security holders are acting as a conduit for the Company.
     Consistent with our view that the risk the Commission or a private plaintiff might disagree with our conclusions regarding whether the offering is appropriately made under Rule 415, the magnitude of any potential liability of including the securities of the two holders at issue in the Registration Statement is minimal. At worse, the Company might redeem the securities from the two holders, which each represents only about one percent of the securities sold. The Company could affect such a redemption with currently available resources of the Company.
     We thank you for your timely review of our past filings and would appreciate your attention to the accompanying revised request for acceleration of the effective time. We understand the time and resources that the Staff devoted to this filing and we greatly appreciate the Staff’s support. Please direct any questions to the undersigned at (202) 220-1454 or David S. Yoon, Esq. at (215) 981-4543.

Very truly yours,
/s/ Robert B. Murphy
Robert B. Murphy